Exhibit 99.2

TITAN TRADING ANALYTICS INC.
#120 – 4445 Calgary Trail
Edmonton, Alberta T6H 5R7
Telephone: (780) 438-1239 Fax: (866) 665-5702

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES
RESIGNATIONS OF FRANCESE AND CARROZZA

EDMONTON, ALBERTA -- (July 12, 2012) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (the “Company”) announces that, due to personal reasons, Joseph Francese resigned as a director and audit committee member of Titan Trading Analytics Inc. The company also announces the resignation of Philip Carrozza. The Corporation would like to thank Mr. Francese and Mr. Carrozza for the contribution they made while serving as directors.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
780-438-1239
imidgley@titantrading.com

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON,   AB   T6H 5R7   PHONE 780.438.1239   FAX 780.438.1249